SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 ADEPTUS HEALTH INC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

 006855100
(CUSIP Number)

Arthur H. Amron, Esq.
Wexford Capital LP
411 West Putnam Avenue
Greenwich, CT 06830
(203) 862-7000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 21, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 066855100
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Debello Investors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) 
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	405,000
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	405,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person	405,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13	Percent of Class Represented by Amount in Row (11)	2.47%
14	Type of Reporting Person (See Instructions)	CO

CUSIP No. 066855100
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Spectrum Investors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) 
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,215,000
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,215,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,215,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13	Percent of Class Represented by Amount in Row (11)	7.41%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 066855100
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Capital LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) 
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,620,000
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,620,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,620,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13	Percent of Class Represented by Amount in Row (11)	9.88%
14	Type of Reporting Person (See Instructions)	PN

CUSIP No. 066855100
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) 
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,620,000
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,620,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,620,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13	Percent of Class Represented by Amount in Row (11)	9.88%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 066855100
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Charles E. Davidson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) 
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,620,000
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,620,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,620,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13	Percent of Class Represented by Amount in Row (11)	9.88%
14	Type of Reporting Person (See Instructions)	IN

CUSIP No. 066855100
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Joseph M. Jacobs
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) 
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,620,000
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,620,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,620,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13	Percent of Class Represented by Amount in Row (11)	9.88%
14	Type of Reporting Person (See Instructions)	IN

SCHEDULE 13D

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D (this "Statement") because due to certain affiliates and relationships among the reporting persons, such reporting persons may be deemed to beneficially own the same securities directly acquired from the Issuer (defined below) by one of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the "Joint Filing Agreement"), a copy of which is annexed hereto as Exhibit 99.1.

Item 1.	Security and Issuer

This Statement is being filed with respect to the Class A common stock, $0.01 par value per share (the "Common Stock"), of Adeptus Health Inc., a corporation organized under the laws of the state of Delaware (the "Issuer"). The address of the principal executive offices of the Issuer is:

Adeptus Health Inc.
2941 Lake Vista Drive
 Lewisville, TX 75067

Item 2.	Identity and Background

(a)	This statement is filed by

(i)
Each of Debello Investors LLC and Wexford Spectrum Investors LLC (collectively, the "Purchasing Entities"), each of which is  a Delaware limited liability company, with respect to the shares of Common Stock owned by them;

(ii)	Wexford Capital LP ("Wexford Capital"), a Delaware limited partnership, which is the manager of the Purchasing Entities;

(iii)	Wexford GP LLC ("Wexford GP"), a Delaware limited liability company, which is the general partner of Wexford Capital;

(iv)	Charles E. Davidson ("Mr. Davidson"), the Chairman and a managing member of Wexford GP; and

(v)	Joseph M. Jacobs ("Mr. Jacobs"), the President and a managing member of Wexford GP.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons". All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)
The address of the principal business and principal office of the Purchasing Entities, Wexford Capital and Wexford GP is c/o Wexford Capital LP, 411 West Putnam Avenue, Suite 125, Greenwich, CT 06830 and 777 South Flagler Drive, Suite 602 East, West Palm Beach, FL 33401. The address of the principal business and principal office of Charles E. Davidson and Joseph M. Jacobs is c/o Wexford Capital LP, 777 South Flagler Drive, Suite 602 East, West Palm Beach, FL 33401.

(c)
Each of Purchasing Entities is a private investment fund formed for the purpose of making various investments. Wexford Capital is an investment advisor registered with the Securities and Exchange Commission ("SEC"), and manages a series of investment funds.  Wexford GP is the general partner of Wexford Capital.  Messrs. Davidson and Jacobs are the managing members of Wexford GP.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)
Each of Debello Investors LLC, Wexford Spectrum Investors LLC and Wexford GP LLC is a Delaware limited liability company.  Wexford Capital LP is a Delaware limited partnership. Messrs. Davidson and Jacobs are each United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price paid by the Purchasing Entities for the shares of Common Stock reported herein was $520,072.  The shares of Common Stock beneficially owned by the Reporting Persons were acquired through open market purchases using the general funds of the Purchasing Entities, which funds were contributed by investors in such entities. Such shares are held by the Purchasing Entities.

Item 4.	Purpose of Transaction.

The Purchasing Entities are investment funds affiliated with and managed by Wexford Capital.  Wexford Capital is an SEC registered investment advisor with over $3 billion of assets under management and a background that includes over two decades of investing in distressed situations, including companies that have filed or are considering filing chapter 11 reorganization proceedings.  Wexford Capital and its affiliated investment funds have broad experience with distressed investment situations, including as a sponsor of plans of reorganization, service on creditors' committees, participation as a debtor in possession lender and numerous other matters.

The Purchasing Entities acquired shares of Common Stock for investment because they believed that the shares were undervalued and represented an attractive investment opportunity.

On April 19, 2017, the Issuer and certain of its subsidiaries filed voluntary petitions for relief (the "Bankruptcy Cases") under chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Northern District of Texas, Dallas Division, to pursue a chapter 11 reorganization plan (the "Proposed Plan").

The Reporting Persons' preliminary view is that with an appropriate capital structure, the Issuer should have substantial equity value.  To achieve this, the Reporting Persons believe that the Issuer should use the tools available under the Bankruptcy Code to restructure its debt and to maximize the value of its estate for the benefit of creditors and interest holders.

The Proposed Plan contemplates that shareholders of the Issuer would receive no distribution or interest in respect of their equity interest in the Issuer and that unsecured creditors would receive only interests in a litigation trust.  The Reporting Persons believe that the Proposed Plan does not fairly reflect the value of the Issuer's estate and is not in the best interests of the Issuer's creditors or interest holders.

To represent and protect the interests of the Issuer's shareholders, the Reporting Persons believe that it would be appropriate to appoint an Official Equity Committee in the Bankruptcy Cases and would support the appointment of such a committee.   The Reporting Persons may consider taking an active role with respect to the appointment of such a committee and other aspects of the Bankruptcy Cases.  The Reporting Persons further believe that the proposed debtor in possession financing is not in the best interests of the Issuer's creditors or interest holders insofar as it would, among other things, irrevocably set Issuer on a path to confirmation of the Proposed Plan and would foreclose consideration of any other alternatives.  The Reporting Persons may consider making a proposal to provide alternative debtor in possession financing that would create a level playing field for the consideration of alternatives to the Proposed Plan.

The Purchasing Entities intend to review their investment in the Issuer's shares on a continuing basis.  The Purchasing Entities may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including acquiring or selling shares, and it is possible that the Purchasing Entities could sell all or a portion of their shares at any time, or engage in hedging or similar transactions with respect to the Common Stock and/or otherwise change their intention with respect to any and all matters referred to in Item 4 of this Schedule 13D.   Such additional actions could depend on a number of factors, including without limitation, market conditions, the Issuer's financial position and strategy, the steps taken and progress achieved by the Issuer in restructuring its debt and balance sheet, other developments in the Bankruptcy Cases, the outcome of any discussions referenced below, the price level of the shares and general economic and industry conditions and other factors that the Reporting Persons may deem relevant from time to time.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons may from time to time engage in discussions with management, the Board of Directors of the Issuer, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Purchasing Entities' investment in the Common Stock, including, without limitation, the business, operations, board composition, governance, management, strategy and future plans of the Issuer and the Bankruptcy Cases and the other matters set forth in this Item 4.

Item 5.	Interest in Securities of the Issuer

The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of 16,395,599 shares of Common Stock issued and outstanding as of November 7, 2016 as reported in the Issuer's Form 10-Q filed with the SEC on November 9, 2016) are as follows:
Debello Investors LLC
a)		Amount beneficially owned: 405,000	Percentage: 2.47%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	405,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	405,000
Wexford Spectrum Investors LLC
a)		Amount beneficially owned: 1,215,000	Percentage: 7.41%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	1,215,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	1,215,000
Wexford Capital LP
a)		Amount beneficially owned: 1,620,000	Percentage: 9.88%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	1,620,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	1,620,000
Wexford GP LLC
a)		Amount beneficially owned: 1,620,000	Percentage: 9.88%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	1,620,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	1,620,000
Charles E. Davidson
a)		Amount beneficially owned: 1,620,000	Percentage: 9.88%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	1,620,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	1,620,000
Joseph M. Jacobs
a)		Amount beneficially owned: 1,620,000	Percentage: 9.88%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	1,620,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	1,620,000

The total shares of Common Stock reported as beneficially owned by each of Wexford Capital, Wexford GP, Mr. Davidson and Mr. Jacobs include the shares of Common Stock reported as beneficially owned by the Purchasing Entities. Wexford Capital may, by reason of its status as manager of the Purchasing Entities, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Wexford GP may, by reason of its status as general partner of Wexford Capital, be deemed to own beneficially the securities of which the Purchasing Entities possess beneficial ownership. Each of Messrs. Davidson and Jacobs may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Each of Wexford GP, Wexford Capital, Davidson and Jacobs, shares the power to vote and to dispose of the shares of Common Stock beneficially owned by the Purchasing Entities.  Each of Wexford Capital, Wexford GP, Davidson and Jacobs disclaims beneficial ownership of the shares of Common Stock owned by the Purchasing Entities and this report shall not be deemed as an admission that they are the beneficial owner of such securities except, in the case of Messrs. Davidson and Jacobs, to the extent of their respective personal ownership interests in any of the members of the Purchasing Entities.

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transactions in the Common Stock since the filing of Amendment No. 1 to the Schedule 13D by the Reporting Persons on April 18, 2017.

(d) Not applicable

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

 Not applicable.

Item 7.	Material to be Filed as Exhibits

99.1  Joint Filing Agreement (filed herewith)

* * * * *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 27, 2017	Company Name
DEBELLO INVESTORS LLC

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD SPECTRUM INVESTORS LLC

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP
	By:	Wexford GP LLC, its General Partner

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD GP LLC

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS

/s/ Charles E. Davidson
CHARLES E. DAVIDSON

Exhibit 99.1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, each of the undersigned agrees that a single joint Schedule 13D and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in Adeptus Health Inc.

Date: April 27, 2017	Company Name
DEBELLO INVESTORS LLC

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD SPECTRUM INVESTORS LLC

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP
	By:	Wexford GP LLC, its General Partner

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD GP LLC

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS

/s/ Charles E. Davidson
CHARLES E. DAVIDSON